
13003112

Received SEC

JUL 11 2013

Washington, DC 20549

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO-FEE REQUIRED]
For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to
Commission file number

CITY NATIONAL CORPORATION PROFIT SHARING PLAN
555 South Flower Street, Eighteenth Floor
Los Angeles, California 90071
(Full title of the plan and the address of the plan)

CITY NATIONAL CORPORATION
555 South Flower Street, Eighteenth Floor
Los Angeles, California 90071
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

REQUIRED INFORMATION

Item 1. Not Applicable

Item 2. Not Applicable

Item 3. Not Applicable

Item 4. In lieu of the requirements of Items 1-3 above, plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are attached as Exhibit 2.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

City National Corporation Profit Sharing Plan

By: City National Bank, Trustee

Date: June 22, 2012

By: 
Michael Nunnelee, Senior Vice President

180956.12

Index to Exhibits

Consent of Independent Registered Public Accounting Firm

The Board of Directors
City National Corporation:

We consent to the incorporation by reference in the registration statement (no. 33-56632) on Form S-8 of City National Corporation of our report dated June 26, 2013 with respect to the statements of net assets available for benefits of the City National Corporation Profit Sharing Plan as of December 31, 2012 and 2011, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2012 which report appears in the December 31, 2012 annual report on Form 11-K of the City National Corporation Profit Sharing Plan.

KPMG LLP

Los Angeles, California
June 26, 2013



CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Table of Contents

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm

The Benefits Committee
City National Corporation Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the City National Corporation Profit Sharing Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H Part IV, Line 4(i) –Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Los Angeles, California
June 26, 2013

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Investments, at fair value:		
Cash equivalents	$ 40,449,852	37,582,317
Mutual funds	329,466,290	273,153,869
Common stock	70,255,606	61,647,271
Preferred stock	125,686	25,170
Corporate debt	422,161	205,800
Other assets	265,660	244,018
Total investments	440,985,255	372,858,445
Receivables:		
Employer contribution	14,174,970	11,321,471
Notes receivable from participants	11,669,319	11,251,364
Total receivables	25,844,289	22,572,835
Noninterest-bearing cash	718,728	495,938
Net assets available for benefits	$ 467,548,272	395,927,218

See accompanying notes to financial statements.

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2012 and 2011

		2012	2011
Changes to net assets attributable to:			
Investment income (loss) :			
Interest	$	524,264	545,883
Dividends		14,649,970	9,102,165
Net appreciation (depreciation) in fair value of investments		33,143,606	(38,386,421)
Total investment income (loss)		48,317,840	(28,738,373)
Contributions:			
Employer		19,730,793	16,714,152
Participants		25,139,482	25,576,307
Total contributions		44,870,275	42,290,459
Deductions from net assets attributable to:			
Benefits paid to participants		21,324,894	13,716,273
Administrative expenses		242,167	135,417
Total deductions		21,567,061	13,851,690
Net increase (decrease) in net assets		71,621,054	(299,604)
Net assets available for benefits:			
Beginning of year		395,927,218	396,226,822
End of year	$	467,548,272	395,927,218

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the City National Corporation Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan which provides retirement benefits for eligible employees of City National Corporation and its subsidiaries (the Company) that have agreed to participate in the Plan. The Plan is administered by City National Corporation (the Sponsoring Employer) who acts by and through its administrative committee, the Benefits Committee. The Benefits Committee comprises officers of the Sponsoring Employer and City National Bank, a subsidiary of the Sponsoring Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

In 2009, Department of Labor ("DOL") commenced an investigation of the Plan for plan years 2006 through the present date. Pursuant to the investigation the DOL, the Company and other parties entered into a tolling agreement dated September 23, 2011. A second tolling agreement was entered into dated November 5, 2012. The DOL issued its findings by letter dated September 29, 2012. By letter dated December 6, 2012, the Company responded to the DOL. While the ultimate outcome of the investigation cannot be predicted, the Company believes the final impact of any potential negotiated financial settlement amount or adjudicated outcome will not have a material adverse effect on the Company or the Plan.

Employees of the Company who are entitled to paid vacation time and have completed one hour of service are eligible to participate in the Plan as of their hire date. Company profit sharing contributions to the Plan are discretionary and are equal to a percentage of employee eligible compensation based on the change in Net Profits (as defined by the Plan) over the prior year, subject to an overall maximum Company contribution of 8% of Consolidated Net Profits reduced by matching contributions made for such plan year (which are not made by forfeitures). For the years ended December 31, 2012 and 2011, profit sharing contribution of 5.70% and 4.72%, respectively, of each participant's eligible compensation was made. Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested at the participant's discretion in the same manner as the salary reduction contributions described below.

Participants can contribute, under a salary reduction agreement, up to 50% of their eligible compensation as defined, but not to exceed the dollar amount allowed by law, which was $17,000 for 2012 and $16,500 for 2011. The Company matches these employee deferrals up to a maximum amount of 50% of the first 6% of covered compensation contributed to the Plan each payroll period. Participants age 50 and over may make unmatched "catch-up" deferrals in accordance with Internal Revenue Code (IRC) regulations and limitations, not to exceed the dollar amount allowed by law, which was $5,500 for 2012 and 2011. Participants may also contribute amounts representing distributions (rollovers) from other tax-favored plans.

(b) Participant Accounts

Each participant account is credited with the participant's contributions, allocations of the Company's matching contribution and profit sharing contribution (if any), and earnings or losses. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant's account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

(c) Vesting

Participant contributions and the Company's matching contributions are immediately fully vested. A participant shall become fully vested in his or her entire accrued benefit upon the participant's normal retirement date (as defined by the Plan), death, or total disability (as defined by the Plan). The Company's profit sharing discretionary contributions, for participants whose employment terminates prior to his or her normal retirement date for reasons other than death or total disability shall vest in accordance with the following schedule:

Years of service	Vested percentage
Less than 2 years	—%
2	25
3	50
4	75
5 or more	100

Any nonvested amounts in a terminated participant's account will be forfeited in accordance with plan provisions and used in the following sequence: first, to make any Plan contributions due to participants that have returned from qualified military service that are consistent with applicable law and the terms of the Plan; second, to make any Plan contributions required to correct administrative errors; third, to reduce matching contributions otherwise payable by the Company in the year that the forfeiture first becomes available; fourth, to restore previously forfeited account balances, if any; and fifth, to reduce matching contributions in the following year. At December 31, 2012 and 2011, forfeited nonvested accounts totaled $5,598 and $512, respectively. During 2012 and 2011, the total amount forfeited was $579,924 and $422,389, respectively. During 2012 and 2011, $574,838 and $423,327, respectively, were used in accordance with plan provisions as summarized above.

(d) Benefit Payments

A participant may receive a distribution of his or her entire vested accrued benefit only upon the participant's termination of employment or, as of April 15, 2012, upon attainment of age 59 ½. While employed, a participant may receive a distribution of his or her rollover account and employee contribution deferrals for reason of financial hardship in accordance with plan provisions. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months. Withdrawal of previously contributed employee after-tax contributions and employee rollover amounts is also permitted in accordance with plan provisions.

(Continued)

In general, for distributions other than for financial hardship or on account of withdrawal of employee after-tax contributions, the method of payment shall be based on the participant's election and may be made in the form of a lump-sum payment, installments (if eligible as defined by the Plan), or direct transfer to an Individual Retirement Account (IRA) or tax-favored plan that accepts the transfer. A participant may also elect a combination of lump-sum payment and direct transfer. Distributions shall be made in cash or in-kind in accordance with the participant's election and plan provisions.

(e) Notes Receivable from Participants

Loans to participants may be made, at the discretion of the Plan's administrator, in an amount not less than $1,000 and not to exceed the lesser of 50% of the participant's vested account balance, or $50,000 reduced by the highest outstanding balance during the previous 12 months. Participants may only have one loan outstanding at a time. Such loans are collateralized by the participant's vested balance in the Plan and bear the prevailing interest rate used by lending institutions for loans made under similar circumstances. Interest rates ranged from 4.25% to 10.00% and maturity dates ranged from January 2013 to December 2027 on 984 outstanding loan balances for the year ended December 31, 2012. The terms of these loans cannot exceed 5 years except that if the loan is used to purchase the principal residence of the participant, the loan term may be extended for up to a period of 15 years. Principal and interest are paid ratably through payroll deductions.

(f) Plan Termination

The Company has not expressed any intent to terminate the Plan; however, it may do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants automatically become fully vested in their accrued benefits.

(g) Plan Amendments

The Plan was amended effective January 1, 2011 to modify the Plan's definition of Net Profits for compliance with Regulation Z of the Internal Revenue Code. The Employer Contribution provision was also amended to allow the Committee to make discretionary changes to the Employer Contribution.

The Plan was amended effective January 1, 2012 to modify the definition of Net Profits, restoring profits derived from mortgage activity as permitted by applicable regulations. The Plan was also amended effective April 15, 2012 to permit in-service withdrawals at age 59 ½ or later, subject to a minimum of $1,000 per distribution and limited to one distribution per calendar year.

(2) Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

(b) Adoption of New Accounting Standards

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS* (ASU 2011-04). ASU 2011-04 amended *Accounting Standards Codification 820* to converge the fair value measurement guidance in accounting principles generally accepted in the U.S. (GAAP) and International Financial Reporting Standards (IFRS). ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and IFRS. The amendments are of two types: (i) those that clarify the FASB's intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plan adopted the new guidance for the disclosures as required effective January 1, 2012. The adoption of the new guidance did not have a material impact on the Plan's financial statements.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits and the additions and deductions in the statements of changes in net assets available for benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(d) Investment Valuation and Income Recognition

Publicly traded securities are carried at fair value based on the published market quotations. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. The Plan's investment in the CNI Charter Funds Prime Money Market Fund is valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a settlement-date basis, which does not materially differ from trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(e) Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

(f) Payment of Participant Benefits

Participant benefits are recorded when paid.

(g) Administrative Expenses

A portion of the administrative expenses of the Plan are paid by the Company, except for loan and Individually Directed Account (IDA) fees, which are charged to the applicable participant accounts. City National Bank, the Plan's trustee, charges a fee for processing loan applications and IDA transactions. In addition, certain administrative expenses of the Plan are paid through revenue sharing (e.g., 12b-1 fees and shareholder servicing fees) received by City National Bank from the mutual funds in which the plan assets are invested. Through March 31, 2011, approximately 0.08% of the revenue sharing received was rebated back to plan participants. Beginning April 1, 2011, the revenue sharing rebated back to plan participants increased from approximately 0.08% to approximately 0.12%. Effective October 1, 2011, all revenue sharing (100%) received from core mutual funds were rebated back to plan participants.

Effective January 1, 2012, the Plan adopted the method of charging participant accounts, on a per capita basis, the actual third party costs of Plan recordkeeping. The Company continues to pay the Trustee and servicing fees for the Plan.

(h) Risks and Uncertainties

The Plan provides for various investment options in money market funds, mutual funds, common stocks, corporate debt, and government securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants' account balances and the amounts reported in the financial statements.

(i) Concentration of Credit Risk

Investment in the common stock of City National Corporation comprises approximately 14% of the Plan's investments as of December 31, 2012 and 2011.

(3) Fair Value Measurements

Authoritative guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that marketplace participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

- Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
- Level 2: Inputs to the valuation methodology include:
  - Quoted prices for similar assets or liabilities in active markets
  - Quoted prices for identical or similar assets or liabilities in inactive markets

- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

If the determination of fair value measurement for a particular asset or liability is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Equity securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds and cash equivalents: Valued at the quoted NAV of shares held by the Plan at year-end.

Corporate debt: Valued at the bid or evaluated bid in conjunction with a multidimensional relational model of the par value held by the Plan at year-end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)

As of December 31, 2012 and 2011, the Plan's investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy:

	Fair value measurement as of December 31, 2012, using input type			
Asset type	**Level 1**	**Level 2**	**Level 3**	**Total**
Cash equivalents	$ 40,449,852	—	—	40,449,852
Mutual funds:				
Domestic large-cap equity	90,258,752	—	—	90,258,752
Domestic mid-cap equity	24,923,829	—	—	24,923,829
Domestic small-cap equity	51,258,472	—	—	51,258,472
Balanced funds	13,399,541	—	—	13,399,541
Fixed income	109,513,152	—	—	109,513,152
International equity	39,820,127	—	—	39,820,127
Commodities	292,417	—	—	292,417
Total mutual funds	329,466,290	—	—	329,466,290
Common stock:				
Banking	60,826,727	—	—	60,826,727
Other	9,428,879	—	—	9,428,879
Total common stock	70,255,606	—	—	70,255,606
Preferred stock	125,686	—	—	125,686
Corporate debt	—	422,161	—	422,161
Other assets	148,151	117,509	—	265,660
Total investments	$ 440,445,585	539,670	—	440,985,255

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Asset type		Fair value measurement as of December 31, 2011, using input type			
		Level 1	Level 2	Level 3	Total
Cash equivalents	$	37,582,317	—	—	37,582,317
Mutual funds:					
Domestic large-cap equity		74,062,353	—	—	74,062,353
Domestic mid-cap equity		20,099,727	—	—	20,099,727
Domestic small-cap equity		43,567,137	—	—	43,567,137
Balanced funds		11,207,553	—	—	11,207,553
Fixed income		90,940,411	—	—	90,940,411
International equity		33,020,436	—	—	33,020,436
Commodities		256,252	—	—	256,252
Total mutual funds		273,153,869	—	—	273,153,869
Common stock:					
Banking		53,534,189	—	—	53,534,189
Other		8,113,082	—	—	8,113,082
Total common stock		61,647,271	—	—	61,647,271
Preferred stock		25,170	—	—	25,170
Corporate debt		—	205,800	—	205,800
Other assets		144,018	100,000	—	244,018
Total investments	$	372,552,645	305,800	—	372,858,445

(Continued)

(4) Investments

The following table presents the fair value of investments as of December 31, 2012 and 2011, with individual investments representing 5% or more of the Plan's net assets available for benefits separately identified:

Investment		2012	2011
City National Corporation common stock	$	60,826,727	53,534,189
Vanguard Large Cap Index – Inst		41,506,933	33,077,986
CNI Charter Gov't Bond Fund		37,941,530	33,556,935
CNI Charter Funds Prime Money Market		37,405,882	37,582,317
PIMCO Total Return Fd		31,525,166	24,918,050
American Europacific Growth		25,969,330	22,028,596
CNI Charter Large Cap Value Equity		—	21,291,443
John Hancock Fds III-Discpl V		25,778,429	—
Eagle Small Cap Growth Fund		24,347,418	20,036,587
CNI Charter H/Y Bond		24,249,486	—
All other investments less than 5%		131,434,354	126,832,342
Total	$	440,985,255	372,858,445

During 2012 and 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) in mutual funds, common and preferred stock, government and agency securities, and other investments appreciated (depreciated) in value by $33,143,606 and $(38,386,421), respectively, as follows:

Investment		2012	2011
Mutual funds	$	24,632,721	(17,601,117)
Common stock		8,250,495	(20,994,401)
Preferred stock		6,283	(3,406)
Corporate debt		944	(22,996)
Common collective trust		—	31,470
Other		253,163	204,029
Net appreciation (depreciation)	$	33,143,606	(38,386,421)

(5) Party-in-Interest Transactions

Certain Plan investments are shares of CNI Charter Funds managed by City National Asset Management, Inc. (CNAM) and shares of preferred and common stock of City National Corporation. CNAM is a wholly owned subsidiary of City National Bank, which is a subsidiary of City National Corporation (the Plan sponsor as defined by the Plan), and thus, these are party-in-interest transactions. In addition, City National Bank receives mutual fund servicing fees for funds invested in CNI Charter Funds. Prior to September 30, 2011, such fees offset, in part, administrative expenses of the Plan.

(6) Income Taxes

The Company received a favorable tax determination letter on April 16, 2003 from the Internal Revenue Service (IRS) stating that the Plan is qualified under IRC Section 401(a) and that the Trust is exempt from federal income taxes under provisions of Section 501(a). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the IRS. The plan administrator has analyzed tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(7) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits between the financial statements and Form 5500 at December 31, 2012 and 2011:

	2012	2011
Net assets available for benefits per the financial statements	$ 467,548,272	395,927,218
Less interest income on notes receivable from participants	6,476	2,831
Net assets available for benefits per Form 5500	$ 467,541,796	395,924,387

The following is a reconciliation of net increase (decrease) in assets available for benefits between the financial statements and the Form 5500 at December 31, 2012 and 2011:

	2012	2011
Net increase (decrease) in net assets per the financial statements	$ 71,621,054	(299,604)
Less interest income on notes receivable from participants	(3,645)	1,398
Net increase (decrease) in net assets per Form 5500	$ 71,617,409	(298,206)

CITY NATIONAL CORPORATION PROFIT SHARING PLAN
EIN: 95-2568550 PN: 001

ATTACHMENT TO 2012 FORM 5500

SCHEDULE H PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of Shares	(e) Current value
	CASH EQUIVALENTS			
*	CNI CHARTER PRIME MNY MK	CNI CHARTER PRIME MNY MK INST FUND	3,043,970	3,043,970
*	CNI CHARTER PRIME MNY MKT	CNI CHARTER PRIME MNY MKT INST #2631	37,405,882	37,405,882
		TOTAL CASH EQUIVALENTS		**40,449,852**
	CORPORATE OBLIGATIONS			
	CLIFFS NATURAL RESOU 5.90	CLIFFS NATURAL RESOU 5.900% 3/15/20	20,000	21,267
	ENERPLUS RES CORP UNIT	ENERPLUS RES CORP UNIT	3,168	41,055
	HEWLETT PACKARD CO 4.65	HEWLETT PACKARD CO 4.650% 12/09/21	20,000	20,078
	MORGAN STANLEY D W 6.00	MORGAN STANLEY D W 6.000% 9/27/25	250,000	250,963
	PITNEY BOWES INC 6.25	PITNEY BOWES INC 6.250% 3/15/19	20,000	21,558
	RENRE NORTH AMER HLD 5.75	RENRE NORTH AMER HLD 5.750% 3/15/20	20,000	22,508
	SAFEWAY INC 3.95	SAFEWAY INC 3.950% 8/15/20	25,000	25,006
	SANDRIDGE MISSISSIPPIAN T	SANDRIDGE MISSISSIPPIAN TR UNITS	1,200	19,728
		TOTAL CORPORATE OBLIGATIONS		**422,161**
	PREFERRED STOCKS			
	BANK OF AMER CORP 8.625%	BANK OF AMER CORP 8.625% SER MER PFD	1,000	25,560
*	CITY NATIONAL CORP PFD	CITY NATIONAL CORP PFD	1,000	24,300
	ISTAR FINL INC SER D 8.00	ISTAR FINL INC SER D 8.000% PFD	1,000	22,330
	JPMORGAN CHASE CAP XVI 6.	JPMORGAN CHASE CAP XVI 6.350% PFD	1,181	29,856
	NORTHSTAR RLTY FIN 8.125%	NORTHSTAR RLTY FIN 8.125% SER B PFD	1,000	23,640
		TOTAL PREFERRED STOCKS		**125,686**
	COMMON STOCKS			
	3M COMPANY COM	3M COMPANY COM	220	20,427
	ABB LTD SPONS ADR	ABB LTD SPONS ADR	2,500	51,975
	ABBOTT LABORATORIES COM	ABBOTT LABORATORIES COM	100	6,550
	ACCENTURE PLC COM	ACCENTURE PLC COM	270	17,955
	ACE LIMITED COM	ACE LIMITED COM	240	19,152
	ADOBE SYSTEMS COM	ADOBE SYSTEMS COM	100	3,768
	AES CORP COM	AES CORP COM	10	107
	AFFIL MGRS GROUP INC COM	AFFIL MGRS GROUP INC COM	90	11,714
	AFLAC CORP COM	AFLAC CORP COM	600	31,872
	ALCATEL-LUCENT SP ADR	ALCATEL-LUCENT SP ADR	3,048	4,237
	ALCOA INC COM	ALCOA INC COM	11,500	99,820
	ALLIED IRISH BKS PLC COM	ALLIED IRISH BKS PLC COM	60	4
	ALTRIA GROUP INC COM	ALTRIA GROUP INC COM	3,404	107,018
	ALUMINUM CORP CHINA LTD SPONS ADR	ALUMINUM CORP CHINA LTD SPONS ADR	391	4,657
	AMDOCS LTD ADR	AMDOCS LTD ADR	100	3,399
	AMERICAN CAPITAL AGENCY CORP COM	AMERICAN CAPITAL AGENCY CORP COM	2,000	57,800
	AMERICAN ELECTRIC POWER CO INC COM	AMERICAN ELECTRIC POWER CO INC COM	1,620	69,142
	AMERICAN EXPRESS CO COM	AMERICAN EXPRESS CO COM	500	28,740
	AMERICAN INTL GROUP INC COM	AMERICAN INTL GROUP INC COM	800	28,240
	AMERICAN SHARED HOSPITAL SVC COM	AMERICAN SHARED HOSPITAL SVC COM	8,080	22,058
	AMERICAN SUPERCONDUCTOR CORP	AMERICAN SUPERCONDUCTOR CORP	440	1,153
	AMERICAN WTR WKS CO INC NEW COM	AMERICAN WTR WKS CO INC NEW COM	500	18,565
	AMGEN INC COM	AMGEN INC COM	240	20,688
	AMICO GAMES CORP COM	AMICO GAMES CORP COM	250	3
	APARTMENT INVT & MGMT CO CL A	APARTMENT INVT & MGMT CO CL A	100	2,706
	APOLLO GROUP INC CL A	APOLLO GROUP INC CL A	315	6,590
	APOLLO INVESTMENT CORP COM	APOLLO INVESTMENT CORP COM	2,000	16,720
	APPLE INC COM	APPLE INC COM	2,343	1,246,959
	APPLIED MATERIALS INC COM	APPLIED MATERIALS INC COM	20,000	228,800
	ARADIGM CORP COM	ARADIGM CORP COM	90	12
	ARCHER DANIELS MIDLAND COM	ARCHER DANIELS MIDLAND COM	100	2,739
	ARES CAPITAL CORP COM	ARES CAPITAL CORP COM	1,610	28,175
	ARM HOLDINGS PLC SPONS ADR	ARM HOLDINGS PLC SPONS ADR	325	12,295
	ARTISTDIRECT INC NEW COM	ARTISTDIRECT INC NEW COM	80	0
	AT & T INC COM	AT & T INC COM	3,081	103,861
	ATLANTIC POWER CORP COM	ATLANTIC POWER CORP COM	2,000	22,860
	ATLAS PIPELINE PARTNERS L P INT	ATLAS PIPELINE PARTNERS L P INT	101	3,189
	AUTOMATIC DATA PROCESSING INC COM	AUTOMATIC DATA PROCESSING INC COM	75	4,270

CITY NATIONAL CORPORATION PROFIT SHARING PLAN
EIN: 95-2568550 PN: 001

ATTACHMENT TO 2012 FORM 5500

SCHEDULE H PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of Shares	(e) Current value
	AVID TECH INC COM	AVID TECH INC COM	138	1,046
	BAIDU, INC. ADR	BAIDU, INC. ADR	134	13,439
	BAKER HUGHES INC COM	BAKER HUGHES INC COM	80	3,268
	BANCO SANTANDER SA.	BANCO SANTANDER SA.	6,020	49,183
	BANK HAWAII CORP COM	BANK HAWAII CORP COM	245	10,792
	BANK OF AMERICA CORP COM	BANK OF AMERICA CORP COM	26,805	311,206
	BANK OF MONTREAL COM	BANK OF MONTREAL COM	180	11,034
	BARRICK GOLD CORP COM	BARRICK GOLD CORP COM	1,300	45,513
	BAXTER INTL INC COM	BAXTER INTL INC COM	280	18,665
	BB & T CORP COM	BB & T CORP COM	150	4,367
	BCE INC COM	BCE INC COM	250	10,735
	BEAM INC COM	BEAM INC COM	300	18,327
	BED BATH & BEYOND INC COM	BED BATH & BEYOND INC COM	311	17,388
	BERKSHIRE HATHAWAY INC CL B	BERKSHIRE HATHAWAY INC CL B	1,592	142,802
	BEST BUY INC COM	BEST BUY INC COM	200	2,370
	BIG LOTS INC COM	BIG LOTS INC COM	680	19,353
	BIOCUREX INC COM	BIOCUREX INC COM	64	4
	BJ'S RESTAURANTS INC COM	BJ'S RESTAURANTS INC COM	250	8,225
	BLUCORA INC COM	BLUCORA INC COM	3,000	47,130
	BP PLC SPONS ADR	BP PLC SPONS ADR	180	7,495
	BRIGHTCOVE INC COM	BRIGHTCOVE INC COM	1,900	17,176
	BRISTOL MYERS SQUIBB CO COM	BRISTOL MYERS SQUIBB CO COM	1,600	52,144
	BROADCOM CORP CL A	BROADCOM CORP CL A	75	2,491
	BRUKER CORPORATION	BRUKER CORPORATION	225	3,429
	BYD CO LTD-UNSP ADR	BYD CO LTD-UNSP ADR	700	4,242
	CA INC COM	CA INC COM	370	8,133
	CAMERON INTERNATIONAL CORP COM	CAMERON INTERNATIONAL CORP COM	350	19,761
	CANADIAN IMPERIAL BK OF COMM COM	CANADIAN IMPERIAL BK OF COMM COM	135	10,882
	CAPITAL ONE FINANCIAL CORP COM	CAPITAL ONE FINANCIAL CORP COM	320	18,538
	CAPSTEAD MORTGAGE CORP NEW REIT	CAPSTEAD MORTGAGE CORP NEW REIT	1,000	11,470
	CARRIZO OIL & GAS INC COM	CARRIZO OIL & GAS INC COM	995	20,815
	CASEY'S GEN STORES INC COM	CASEY'S GEN STORES INC COM	440	23,364
	CASH AMERICA INTL INC	CASH AMERICA INTL INC	115	4,562
	CELGENE CORP COM	CELGENE CORP COM	330	25,895
	CELLDEX THERAPEUTICS INC COM	CELLDEX THERAPEUTICS INC COM	7,000	46,970
	CENTURYLINK, INC	CENTURYLINK, INC	240	9,389
	CERNER CORP COM	CERNER CORP COM	75	5,813
	CF INDUSTRIES HOLDINGS INC COM	CF INDUSTRIES HOLDINGS INC COM	25	5,079
	CHEMTURA CORP COM	CHEMTURA CORP COM	200	4,252
	CHESAPEAKE ENERGY CORP COM	CHESAPEAKE ENERGY CORP COM	201	3,341
	CHESAPEAKE GRANITE WASH TR COM	CHESAPEAKE GRANITE WASH TR COM	1,000	16,540
	CHEVRON CORP COM	CHEVRON CORP COM	484	52,340
	CHIMERA INVT CORP REIT	CHIMERA INVT CORP REIT	150	392
	CHUBB CORP COM	CHUBB CORP COM	50	3,766
	CIRRUS LOGIC INC COM	CIRRUS LOGIC INC COM	125	3,621
	CISCO SYSTEMS INC COM	CISCO SYSTEMS INC COM	550	10,807
	CITIGROUP INC COM	CITIGROUP INC COM	2,685	106,219
	CITRIX SYS INC COM	CITRIX SYS INC COM	105	6,890
*	CITY NATIONAL CORP COM	CITY NATIONAL CORP COM	1,228,326	60,826,727
	COGNIZANT TECHNOLOGY SOLUTIONS CL A	COGNIZANT TECHNOLOGY SOLUTIONS CL A	216	15,959
	COMCAST CORP NEW CL A	COMCAST CORP NEW CL A	1,275	47,634
	COMSTOCK HOLDING COMPANIES	COMSTOCK HOLDING COMPANIES	400	464
	CONAGRA FOODS INC COM	CONAGRA FOODS INC COM	50	1,475
	CONOCOPHILLIPS COM	CONOCOPHILLIPS COM	475	27,545
	CONVERTED ORGANICS INC COM	CONVERTED ORGANICS INC COM	1	0
	COOPER TIRE & RUBBER CO COM	COOPER TIRE & RUBBER CO COM	400	10,144
	COSTCO WHOLESALE CORP NEW COM	COSTCO WHOLESALE CORP NEW COM	406	40,084
	COVIDIEN PLC COM	COVIDIEN PLC COM	435	25,117
	CUMMINS ENGINE INC COM	CUMMINS ENGINE INC COM	20	2,167
	CVS/CAREMARK CORP COM	CVS/CAREMARK CORP COM	790	38,197
	D R HORTON INC COM	D R HORTON INC COM	25	495
	DANAHER CORP COM	DANAHER CORP COM	460	25,714
	DARDEN RESTAURANTS INC COM	DARDEN RESTAURANTS INC COM	150	6,761
	DARLING INTL INC COM	DARLING INTL INC COM	200	3,208
	DAVITA HEALTHCARE PARTNERS INC	DAVITA HEALTHCARE PARTNERS INC	30	3,316

CITY NATIONAL CORPORATION PROFIT SHARING PLAN
EIN: 95-2568550 PN: 001

ATTACHMENT TO 2012 FORM 5500

SCHEDULE H PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of Shares	(e) Current value
	DEAN FOODS CO NEW COM	DEAN FOODS CO NEW COM	1,490	24,600
	DECKERS OUTDOOR CORP COM	DECKERS OUTDOOR CORP COM	137	5,517
	DEEP ROCK OIL & GAS INC COM	DEEP ROCK OIL & GAS INC COM	101	0
	DELEK US HLDGS INC COM	DELEK US HLDGS INC COM	200	5,064
	DELL INC COM	DELL INC COM	60	608
	DELTA AIR LINES COM	DELTA AIR LINES COM	2,000	23,740
	DELUXE CORP COM	DELUXE CORP COM	300	9,672
	DEMAND MEDIA INC COM	DEMAND MEDIA INC COM	1,775	16,490
	DEUTSCHE TELEKOM AG SPONS ADR	DEUTSCHE TELEKOM AG SPONS ADR	770	8,749
	DEVON ENERGY CORP NEW COM	DEVON ENERGY CORP NEW COM	200	10,408
	DIAGEO PLC SPONS ADR	DIAGEO PLC SPONS ADR	50	5,829
	DIAMOND OFFSHORE DRILLING INC COM	DIAMOND OFFSHORE DRILLING INC COM	100	6,796
	DIEBOLD INC COM	DIEBOLD INC COM	240	7,346
	DIRECTV COM	DIRECTV COM	605	30,347
	DISCOVERY COMMUNICATIONS SER A COM	DISCOVERY COMMUNICATIONS SER A COM	100	6,348
	DISCOVERY LABORATORIES INC COM	DISCOVERY LABORATORIES INC COM	1,000	2,110
	DOLBY LABORATORIES INC CL A	DOLBY LABORATORIES INC CL A	578	16,953
	DRYSHIPS INC ADR	DRYSHIPS INC ADR	2,000	3,200
	DUKE ENERGY CORP COM	DUKE ENERGY CORP COM	66	4,211
	DUKE REALTY CORP REIT	DUKE REALTY CORP REIT	460	6,380
	EAGLE MATERIALS INC COM	EAGLE MATERIALS INC COM	15	878
	EBAY INC COM	EBAY INC COM	360	18,359
	EDISON INTERNATIONAL COM	EDISON INTERNATIONAL COM	1,000	45,190
	ELECTRONIC GAME CARD INC COM	ELECTRONIC GAME CARD INC COM	8,420	1
	ELOQUA INC COM	ELOQUA INC COM	825	19,462
	EMC CORP MASS COM	EMC CORP MASS COM	1,100	27,830
	ENBRIDGE INC COM	ENBRIDGE INC COM	75	3,249
	ENI S P A SPONS ADR	ENI S P A SPONS ADR	175	8,600
	ENTROPIC COMMUNICATIONS INC CIN	ENTROPIC COMMUNICATIONS INC CIN	15,000	79,350
	EQUITY RESIDENTIAL PPTYS TR REIT	EQUITY RESIDENTIAL PPTYS TR REIT	125	7,084
	E-TRADE FINANCIAL CORP COM	E-TRADE FINANCIAL CORP COM	400	3,580
	EUROSEAS LTD COM	EUROSEAS LTD COM	100	91
	EVERBANK FINL CORP COM	EVERBANK FINL CORP COM	200	2,982
	EXELON CORP COM	EXELON CORP COM	2,900	86,246
	EXXON MOBIL CORP COM	EXXON MOBIL CORP COM	500	43,275
	FACEBOOK INC COM	FACEBOOK INC COM	1,025	27,285
	FIDELITY NATIONAL FINANCIAL INC COM	FIDELITY NATIONAL FINANCIAL INC COM	750	17,663
	FIRSTENERGY CORP COM	FIRSTENERGY CORP COM	1,500	62,640
	FORD MOTOR CO DEL COM NEW	FORD MOTOR CO DEL COM NEW	4,250	55,038
	FRANCE TELECOM S A SPONS ADR	FRANCE TELECOM S A SPONS ADR	1,001	11,061
	FRANCO NEVADA CORP COM	FRANCO NEVADA CORP COM	100	5,717
	FREEPORT MCMORAN COPPER & GLD INC	FREEPORT MCMORAN COPPER & GLD INC	1,321	45,178
	FREESEAS INC COM	FREESEAS INC COM	60	5
	FRONTLINE LTD ADR	FRONTLINE LTD ADR	1	3
	FUSION-IO INC COM	FUSION-IO INC COM	200	4,586
	GALLAGHER ARTHUR J & CO COM	GALLAGHER ARTHUR J & CO COM	330	11,435
	GAMESTOP CORP NEW CL A	GAMESTOP CORP NEW CL A	150	3,764
	GARMIN LTD COM	GARMIN LTD COM	75	3,056
	GENERAL ELECTRIC CO COM	GENERAL ELECTRIC CO COM	8,645	181,459
	GENWORTH FINANCIAL INC CL A	GENWORTH FINANCIAL INC CL A	3,450	25,910
	G-III APPAREL GRP LTD COM	G-III APPAREL GRP LTD COM	100	3,423
	GILEAD SCIENCES INC COM	GILEAD SCIENCES INC COM	480	35,256
	GLAXOSMITHKLINE PLC SPONS ADR	GLAXOSMITHKLINE PLC SPONS ADR	260	11,302
	GOLDCORP INC NEW COM	GOLDCORP INC NEW COM	110	4,037
	GOLDMAN SACHS GROUP INC COM	GOLDMAN SACHS GROUP INC COM	536	68,372
	GOOGLE INC CL A	GOOGLE INC CL A	44	31,125
	GREAT PLAINS ENERGY INC COM	GREAT PLAINS ENERGY INC COM	1	20
	GREEN MTN COFFEE ROASTERS INC COM	GREEN MTN COFFEE ROASTERS INC COM	1	41
	GREIF INC CL A	GREIF INC CL A	190	8,455
	GRUPO SIMEC S A B-SPON ADR	GRUPO SIMEC S A B-SPON ADR	500	7,150
	GS ENVIROSERVICES INC COM	GS ENVIROSERVICES INC COM	250	8
	GUESS? INC COM	GUESS? INC COM	205	5,031
	HALLIBURTON COMPANY COM	HALLIBURTON COMPANY COM	15,001	520,385
	HANCOCK FABRICS INC DEL COM	HANCOCK FABRICS INC DEL COM	17	8
	HARTFORD FINANCIAL SERVICES GRP COM	HARTFORD FINANCIAL SERVICES GRP COM	1	22

CITY NATIONAL CORPORATION PROFIT SHARING PLAN
EIN: 95-2568550 PN: 001

ATTACHMENT TO 2012 FORM 5500

SCHEDULE H PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of Shares	(e) Current value
	HAWAIIAN ELEC INDS INC COM	HAWAIIAN ELEC INDS INC COM	230	5,782
	HDFC BANK LTD ADR	HDFC BANK LTD ADR	105	4,276
	HEALTH CARE PROPERTY INVTS REIT	HEALTH CARE PROPERTY INVTS REIT	205	9,258
	HEALTH CARE REIT INC REIT	HEALTH CARE REIT INC REIT	100	6,129
	HEALTH MGMT ASSOCIATES INC CL A	HEALTH MGMT ASSOCIATES INC CL A	600	5,592
	HEARTLAND PAYMENT SYSTEMS INC COM	HEARTLAND PAYMENT SYSTEMS INC COM	550	16,225
	HERCULES OFFSHORE INC COM	HERCULES OFFSHORE INC COM	20	123
	HEWLETT PACKARD CO COM	HEWLETT PACKARD CO COM	379	5,401
	HIBBETT SPORTS INC COM	HIBBETT SPORTS INC COM	75	3,953
	HITTITE MICROWAVE CORP COM	HITTITE MICROWAVE CORP COM	9	559
	HOME DEPOT INC COM	HOME DEPOT INC COM	300	18,555
	HOME SOLUTIONS AMERICA INC *DLSTD*	HOME SOLUTIONS AMERICA INC *DLSTD*	10,000	0
	HORNBECK OFFSHORE SVCS INC NEW COM	HORNBECK OFFSHORE SVCS INC NEW COM	575	19,746
	HSBC HLDGS PLC SPONS ADR	HSBC HLDGS PLC SPONS ADR	175	9,287
	HUANENG POWER INTL INC SPONS ADR	HUANENG POWER INTL INC SPONS ADR	113	4,198
	ICICI BANK LTD SPONS ADR	ICICI BANK LTD SPONS ADR	1	44
	II-VI INC COM	II-VI INC COM	950	17,319
	IMMUNICON CORP DEL COM	IMMUNICON CORP DEL COM	6,000	36
	IMMUNOGEN INC COM	IMMUNOGEN INC COM	7,000	89,250
	INFINERA CORPORATION	INFINERA CORPORATION	2,850	16,559
	INGREDION INC COM	INGREDION INC COM	50	3,222
	INSPERITY INC COM	INSPERITY INC COM	150	4,884
	INTEGRYS ENERGY GROUP INC COM	INTEGRYS ENERGY GROUP INC COM	125	6,528
	INTEL CORP COM	INTEL CORP COM	3,127	64,479
	INTERNATIONAL PAPER CO COM	INTERNATIONAL PAPER CO COM	15	598
	INTL BUSINESS MACHINES CORP COM	INTL BUSINESS MACHINES CORP COM	105	20,113
	INVENSENSE INC COM	INVENSENSE INC COM	500	5,555
	IRIDIUM COMMUNICATIONS INC COM	IRIDIUM COMMUNICATIONS INC COM	1,000	6,720
	IROBOT CORP COM	IROBOT CORP COM	900	16,866
	IRON MOUNTAIN INC COM	IRON MOUNTAIN INC COM	647	20,089
	ISIS PHARMACEUTICALS INC COM	ISIS PHARMACEUTICALS INC COM	500	5,220
	IXYS CORP DEL COM	IXYS CORP DEL COM	60	548
	J C PENNEY INC COM	J C PENNEY INC COM	620	12,220
	JABIL CIRCUIT INC COM	JABIL CIRCUIT INC COM	100	1,929
	JINPAN INTL LTD COM	JINPAN INTL LTD COM	1,000	5,770
	JOHNSON & JOHNSON COM	JOHNSON & JOHNSON COM	488	34,224
	JPMORGAN CHASE & CO COM NEW	JPMORGAN CHASE & CO COM NEW	2,110	92,775
	JUST ENERGY GROUP INC COM	JUST ENERGY GROUP INC COM	1,000	9,590
	KIMBERLY CLARK CORP COM	KIMBERLY CLARK CORP COM	50	4,222
	KINDER MORGAN MANAGEMENT LLC COM	KINDER MORGAN MANAGEMENT LLC COM	596	44,974
	KONINKLIJKE KPN NV -SP ADR	KONINKLIJKE KPN NV -SP ADR	1,000	4,980
	KRAFT FOODS GROUP INC COM	KRAFT FOODS GROUP INC COM	33	1,501
	KROGER CO COM	KROGER CO COM	100	2,602
	KT CORPORATION SPONS ADR	KT CORPORATION SPONS ADR	20	335
	LEAPFROG ENTERPRISES INC CL A	LEAPFROG ENTERPRISES INC CL A	1,800	15,534
	LEGGETT & PLATT INC COM	LEGGETT & PLATT INC COM	380	10,344
	LENNAR CORP CL A	LENNAR CORP CL A	100	3,867
	LIFE TECHNOLOGIES CORP COM	LIFE TECHNOLOGIES CORP COM	100	4,903
	LIME ENERGY CO COM	LIME ENERGY CO COM	1,200	696
	LINCOLN NATIONAL CORP IND COM	LINCOLN NATIONAL CORP IND COM	200	5,180
	LINKEDIN CORP CL A COM	LINKEDIN CORP CL A COM	100	11,482
	LIONS GATE ENTERTAINMENT CORP COM	LIONS GATE ENTERTAINMENT CORP COM	100	1,640
	LOEWS CORP COM	LOEWS CORP COM	100	4,075
	LOTUS PHARMACEUTICALS INC COM	LOTUS PHARMACEUTICALS INC COM	2,000	22
	LSI CORPORATION COM	LSI CORPORATION COM	10	71
	LUXOTTICA GROUP SPA SPONS ADR	LUXOTTICA GROUP SPA SPONS ADR	100	4,135
	LYONDELLBASELL INDUSTRIES CL A COM	LYONDELLBASELL INDUSTRIES CL A COM	1,100	62,799
	M & T BANK CORP COM	M & T BANK CORP COM	160	15,755
	MAGNUM HUNTER RES CORP DEL COM	MAGNUM HUNTER RES CORP DEL COM	1,000	3,990
	MAKO SURGICAL CORP COM	MAKO SURGICAL CORP COM	1,150	14,778
	MANNKIND CORP COM	MANNKIND CORP COM	1,800	4,158
	MANTECH INTL CORP CL A	MANTECH INTL CORP CL A	250	6,485
	MASTERCARD INC CL A COM	MASTERCARD INC CL A COM	35	17,195
	MAXWELL TECHNOLOGIES INC COM	MAXWELL TECHNOLOGIES INC COM	1,000	8,300
	MCDONALDS CORP COM	MCDONALDS CORP COM	352	31,037

CITY NATIONAL CORPORATION PROFIT SHARING PLAN
EIN: 95-2568550 PN: 001

ATTACHMENT TO 2012 FORM 5500

SCHEDULE H PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of Shares	(e) Current value
	MEAD JOHNSON NUTRITION CO COM	MEAD JOHNSON NUTRITION CO COM	1	66
	MELA SCIENCES INC COM	MELA SCIENCES INC COM	5,500	9,845
	MERCK & CO INC NEW COM	MERCK & CO INC NEW COM	801	32,793
	MEREDITH CORP COM	MEREDITH CORP COM	330	11,369
	MESA AIR GROUP INC COM *DLSTD*	MESA AIR GROUP INC COM *DLSTD*	4,000	13
	MFA FINANCIAL INC.	MFA FINANCIAL INC.	800	6,488
	MGP INGREDIENTS INC COM	MGP INGREDIENTS INC COM	33	113
	MICRON TECHNOLOGY INC COM	MICRON TECHNOLOGY INC COM	3,000	19,020
	MICROSOFT CORP COM	MICROSOFT CORP COM	1,450	38,729
	MINDRAY MEDICAL INTL LTD ADR	MINDRAY MEDICAL INTL LTD ADR	100	3,270
	MODUSLINK GLOBAL SOLUTIONS I COM	MODUSLINK GLOBAL SOLUTIONS I COM	10	29
	MOLYCORP INC COM	MOLYCORP INC COM	1,800	16,992
	MONDELEZ INTERNATIONAL INC-A COM	MONDELEZ INTERNATIONAL INC-A COM	101	2,571
	MONSANTO CO NEW COM	MONSANTO CO NEW COM	60	5,679
	MONSTER BEVERAGE CORP COM	MONSTER BEVERAGE CORP COM	40	2,114
	MYLAN INC	MYLAN INC	580	15,921
	NATIONAL GRID PLC SPONS ADR NEW	NATIONAL GRID PLC SPONS ADR NEW	1	57
	NATIONAL OILWELL VARCO INC COM	NATIONAL OILWELL VARCO INC COM	440	30,074
	NAVISTAR INTL CORP COM	NAVISTAR INTL CORP COM	275	5,987
	NEKTAR THERAPEUTICS COM	NEKTAR THERAPEUTICS COM	13	96
	NETAPP INC COM	NETAPP INC COM	200	6,710
	NETGEAR INC COM	NETGEAR INC COM	292	11,514
	NEWPARK RESOURCES INC COM	NEWPARK RESOURCES INC COM	500	3,925
	NILE THERAPEUTICS INC COM	NILE THERAPEUTICS INC COM	504	25
	NORDIC AMERICAN TANKERS LIMITED	NORDIC AMERICAN TANKERS LIMITED	100	875
	NORTEL NETWORKS CP COM	NORTEL NETWORKS CP COM	2	0
	NORTHERN OIL & GAS INC COM	NORTHERN OIL & GAS INC COM	1,295	21,782
	NOVACOPPER INC COM	NOVACOPPER INC COM	56	101
	NOVAGOLD RESOURCES INC COM	NOVAGOLD RESOURCES INC COM	1,340	6,043
	NOVARTIS AG SPONS ADR	NOVARTIS AG SPONS ADR	190	12,027
	NUTRI/SYSTEM INC COM	NUTRI/SYSTEM INC COM	1,395	11,398
	NVIDIA CORP COM	NVIDIA CORP COM	300	3,678
	NYSE EURONEXT COM	NYSE EURONEXT COM	7,580	239,073
	OCCIDENTAL PETROLEUM CORP COM	OCCIDENTAL PETROLEUM CORP COM	400	30,644
	OCLARO INC COM	OCLARO INC COM	4,000	6,280
	OCWEN FINANCIAL CORP COM	OCWEN FINANCIAL CORP COM	200	6,918
	OMEGA HEALTHCARE INVS INC REIT	OMEGA HEALTHCARE INVS INC REIT	150	3,578
	OMNIVISION TECHNOLOGIES INC COM	OMNIVISION TECHNOLOGIES INC COM	1,700	23,936
	ONEOK INC NEW COM	ONEOK INC NEW COM	316	13,509
	ONEOK PARTNERS L P	ONEOK PARTNERS L P	218	11,770
	ORACLE CORP COM	ORACLE CORP COM	600	19,992
	OSI SYSTEMS INC COM	OSI SYSTEMS INC COM	325	20,813
	PACIFIC BIOSCIENCES CALIF COM	PACIFIC BIOSCIENCES CALIF COM	4,000	6,800
	PALATIN TECHNOLOGIES INC COM	PALATIN TECHNOLOGIES INC COM	200	120
	PDL BIOPHARMA INC COM	PDL BIOPHARMA INC COM	3,000	21,120
	PENGROWTH ENERGY CORP COM	PENGROWTH ENERGY CORP COM	860	4,274
	PENN WEST PETROLEUM LTD COM	PENN WEST PETROLEUM LTD COM	374	4,062
	PENTAIR LTD COM	PENTAIR LTD COM	5	246
	PEPCO HOLDINGS INC COM	PEPCO HOLDINGS INC COM	360	7,060
	PEPSICO INC COM	PEPSICO INC COM	500	34,215
	PETMED EXPRESS INC COM	PETMED EXPRESS INC COM	1,175	13,043
	PETROCHINA CO LTD SPONS ADR	PETROCHINA CO LTD SPONS ADR	10	1,438
	PFIZER INC COM	PFIZER INC COM	101	2,533
	PHARMACYCLICS INC COM	PHARMACYCLICS INC COM	5,000	288,900
	PHILLIPS 66 COM	PHILLIPS 66 COM	60	3,186
	POINT BLANK SOLUTIONS INC COM	POINT BLANK SOLUTIONS INC COM	19,000	6,650
	POPULAR INC COM	POPULAR INC COM	1,910	39,709
	PORTUGAL TELECOM SGPS S A SPONS ADR	PORTUGAL TELECOM SGPS S A SPONS ADR	1	5
	POTASH CORP SASK INC COM	POTASH CORP SASK INC COM	45	1,831
	PPL CORP COM	PPL CORP COM	2,000	57,260
	PREFERRED BANK/LOS ANGELES COM	PREFERRED BANK/LOS ANGELES COM	3	43
	PRICELINE.COM INC COM NEW	PRICELINE.COM INC COM NEW	10	6,204
	PROCTER & GAMBLE CO COM	PROCTER & GAMBLE CO COM	200	13,578
	PRUDENTIAL FINANCIAL INC COM	PRUDENTIAL FINANCIAL INC COM	1,120	59,730
	QUALCOMM INC COM	QUALCOMM INC COM	1,140	70,520

CITY NATIONAL CORPORATION PROFIT SHARING PLAN
EIN: 95-2568550 PN: 001

ATTACHMENT TO 2012 FORM 5500

SCHEDULE H PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of Shares	(e) Current value
	QUALITY SYSTEMS INC COM	QUALITY SYSTEMS INC COM	500	8,680
	QUANTA SERVICES INC SBI	QUANTA SERVICES INC SBI	740	20,195
	RAND LOGISTICS INC COM	RAND LOGISTICS INC COM	500	3,250
	RANGE RESOURSES CORP COM	RANGE RESOURSES CORP COM	85	5,341
	REGIS CORP MINN COM	REGIS CORP MINN COM	300	5,076
	RESEARCH IN MOTION LTD COM	RESEARCH IN MOTION LTD COM	200	2,374
	RESMED INC COM	RESMED INC COM	100	4,157
	RF MICRO DEVICES INC COM	RF MICRO DEVICES INC COM	1,000	4,480
	ROFIN SINAR TECHNOLOGIES INC COM	ROFIN SINAR TECHNOLOGIES INC COM	250	5,420
	ROSS STORES INC COM	ROSS STORES INC COM	75	4,057
	ROYAL DUTCH SHELL PLC ADR CL A	ROYAL DUTCH SHELL PLC ADR CL A	120	8,274
	ROYAL GOLD INC COM	ROYAL GOLD INC COM	280	22,781
	SAIC INC COM	SAIC INC COM	500	5,660
	SAMARITAN PHARMACEUTICALS INC *DLSTD	SAMARITAN PHARMACEUTICALS INC *DLSTD	1,166	2
	SANDRIDGE MISSISSIPPIAN TR II COM	SANDRIDGE MISSISSIPPIAN TR II COM	300	4,881
	SANDSTORM GOLD LTD COM	SANDSTORM GOLD LTD COM	100	1,180
	SANGAMO BIOSCIENCES INC COM	SANGAMO BIOSCIENCES INC COM	31,600	189,916
	SANMINA CORP COM	SANMINA CORP COM	300	3,321
	SANOFI SPONSORED ADR	SANOFI SPONSORED ADR	255	12,082
	SAREPTA THERAPEUTICS INC COM	SAREPTA THERAPEUTICS INC COM	2,266	58,463
	SAUL CENTERS TRUST REIT	SAUL CENTERS TRUST REIT	100	4,279
	SCHLUMBERGER LTD N A ADR	SCHLUMBERGER LTD N A ADR	400	27,719
	SEABRIDGE GOLD INC COM	SEABRIDGE GOLD INC COM	325	5,840
	SEADRILL LTD COM	SEADRILL LTD COM	1,000	36,800
	SEASPAN CORP COM	SEASPAN CORP COM	250	4,008
	SHAW COMMUNICATIONS INC CL B	SHAW COMMUNICATIONS INC CL B	310	7,124
	SIEMENS A G SPONS ADR	SIEMENS A G SPONS ADR	85	9,305
	SIGNATURE GROUP HLDGS INC COM	SIGNATURE GROUP HLDGS INC COM	16	7
	SILICONWARE PREC INDS SPONS ADR	SILICONWARE PREC INDS SPONS ADR	1,070	5,714
	SILVER WHEATON CORP COM	SILVER WHEATON CORP COM	290	10,463
	SKYEPHARMA PLC-SPONS ADR	SKYEPHARMA PLC-SPONS ADR	1,850	2,150
	SKYWORKS SOLUTIONS INC COM	SKYWORKS SOLUTIONS INC COM	100	2,030
	SOFTBANK CORP COM	SOFTBANK CORP COM	200	3,630
	SONIC AUTOMOTIVE INC CL A	SONIC AUTOMOTIVE INC CL A	14	292
	SONY CORP SPONS ADR	SONY CORP SPONS ADR	300	3,360
	SOUTHERN COMPANY COM	SOUTHERN COMPANY COM	1,100	47,091
	SPRINT NEXTEL CORP COM	SPRINT NEXTEL CORP COM	500	2,835
	ST JOE CORP COM	ST JOE CORP COM	500	11,540
	STAPLES INC COM	STAPLES INC COM	1,000	11,400
	STARBUCKS CORP COM	STARBUCKS CORP COM	475	25,474
	STARPHARMA HLDGS LTD SP ADR	STARPHARMA HLDGS LTD SP ADR	6,100	81,191
	STARWOOD PPTY TR INC COM	STARWOOD PPTY TR INC COM	550	12,628
	STATOIL ASA ADR	STATOIL ASA ADR	410	10,266
	STEEL DYNAMICS INC COM	STEEL DYNAMICS INC COM	415	5,698
	STERICYCLE INC COM	STERICYCLE INC COM	75	6,996
	SYNOVUS FINL CORP COM	SYNOVUS FINL CORP COM	500	1,225
	TAIWAN SEMICONDUCTOR MFG CO LTD ADR	TAIWAN SEMICONDUCTOR MFG CO LTD ADR	660	11,326
	TANGER FACTORY OUTLET CTRS INC COM	TANGER FACTORY OUTLET CTRS INC COM	150	5,130
	TARGET CORP COM	TARGET CORP COM	500	29,585
	TASEKO MINES LTD COM	TASEKO MINES LTD COM	20,321	60,963
	TE CONNECTIVITY LTD COM	TE CONNECTIVITY LTD COM	25	928
	TESLA MTRS INC COM	TESLA MTRS INC COM	125	4,234
	THE ADT CORPORATION COM	THE ADT CORPORATION COM	12	558
	THE MOSAIC CO COM	THE MOSAIC CO COM	390	22,086
	THE TRAVELERS COMPANIES INC COM	THE TRAVELERS COMPANIES INC COM	260	18,673
	THERMO FISHER CORP COM	THERMO FISHER CORP COM	290	18,496
	THOMPSON CREEK METALS CO INC COM	THOMPSON CREEK METALS CO INC COM	500	2,075
	TIDEWATER INC COM	TIDEWATER INC COM	10	447
	TITAN INTL INC COM	TITAN INTL INC COM	775	16,833
	TJX COS INC COM	TJX COS INC COM	100	4,245
	TOYOTA MOTOR CORP SPONS ADR	TOYOTA MOTOR CORP SPONS ADR	50	4,663
	TRIQUINT SEMICONDUCTOR INC COM	TRIQUINT SEMICONDUCTOR INC COM	5,000	24,150
	TUMI HLDGS INC COM	TUMI HLDGS INC COM	675	14,074
	TWO HBRS INVT CORP REIT	TWO HBRS INVT CORP REIT	1,500	16,620
	TYCO INTERNATIONAL LTD COM	TYCO INTERNATIONAL LTD COM	25	731

CITY NATIONAL CORPORATION PROFIT SHARING PLAN
EIN: 95-2568550 PN: 001

ATTACHMENT TO 2012 FORM 5500

SCHEDULE H PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of Shares	(e) Current value
	U S SILICA HLDGS INC COM	U S SILICA HLDGS INC COM	950	15,894
	UNILEVER PLC SPONS ADR NEW	UNILEVER PLC SPONS ADR NEW	280	10,842
	UNION PACIFIC CORP COM	UNION PACIFIC CORP COM	280	35,202
	UNITED TECHNOLOGIES CORP COM	UNITED TECHNOLOGIES CORP COM	230	18,862
	UNITEDHEALTH GROUP INC COM	UNITEDHEALTH GROUP INC COM	350	18,984
	UNIVERSAL DISPLAY CORP COM	UNIVERSAL DISPLAY CORP COM	1,700	43,554
	US BANCORP DEL COM NEW	US BANCORP DEL COM NEW	1,080	34,495
	US GLOBAL NANOSPACE INC COM	US GLOBAL NANOSPACE INC COM	2,000	1
	VALE SA -SP ADR	VALE SA -SP ADR	560	11,738
	VENTAS INC COM	VENTAS INC COM	500	32,360
	VERIZON COMMUNICATIONS COM	VERIZON COMMUNICATIONS COM	3,092	133,800
	VESTA INSURANCE GROUP INC *DLSTD*	VESTA INSURANCE GROUP INC *DLSTD*	110	0
	VISA INC-CLASS A COM	VISA INC-CLASS A COM	421	63,815
	VODAFONE GROUP PLC SPONS ADR	VODAFONE GROUP PLC SPONS ADR	331	8,338
	WABTEC CORP COM	WABTEC CORP COM	220	19,259
	WAL-MART STORES INC COM	WAL-MART STORES INC COM	370	25,245
	WALT DISNEY COMPANY COM	WALT DISNEY COMPANY COM	466	23,202
	WASTE MGMT INC DEL COM	WASTE MGMT INC DEL COM	70	2,362
	WATSON PHARMACEUTICALS INC COM	WATSON PHARMACEUTICALS INC COM	75	6,450
	WEATHERFORD INT LTD COM	WEATHERFORD INT LTD COM	150	1,679
	WELLS FARGO & CO NEW COM	WELLS FARGO & CO NEW COM	5,855	200,124
	WESTERN DIGITAL CORP COM	WESTERN DIGITAL CORP COM	860	36,541
	WEYERHAEUSER CO COM	WEYERHAEUSER CO COM	150	4,173
	WHIRLPOOL CORP COM	WHIRLPOOL CORP COM	47	4,782
	WILLIAMS SONOMA INC COM	WILLIAMS SONOMA INC COM	290	12,693
	WYNN RESORTS LTD COM	WYNN RESORTS LTD COM	250	28,123
	XL GROUP PLC COM	XL GROUP PLC COM	5	125
	YAHOO! INC COM	YAHOO! INC COM	450	8,955
	YAMANA GOLD INC COM	YAMANA GOLD INC COM	100	1,721
	YANZHOU COAL MNG CO LTD SPONS ADR	YANZHOU COAL MNG CO LTD SPONS ADR	250	4,270
	YELLOW MEDIA LTD COM	YELLOW MEDIA LTD COM	25	165
	YELLOW MEDIA LTD WT EXP 11/30/22	YELLOW MEDIA LTD WT EXP 11/30/22	14	21
	YUM! BRANDS INC COM	YUM! BRANDS INC COM	410	27,224
	ZILLOW INC COM	ZILLOW INC COM	550	15,263
		TOTAL COMMON STOCKS		**70,255,606**
	MUTUAL FUNDS			
	ABERDEEN EMERGING MKTS FD-A	ABERDEEN EMERGING MKTS FD-A	6,489	102,843
	AKRE FOCUS FUND -RET	AKRE FOCUS FUND -RET	330	5,041
	ALERIAN MLP ETF	ALERIAN MLP ETF	1,000	15,950
	ALLIANZ RCM GLOBAL HLTHCARE FD CL A	ALLIANZ RCM GLOBAL HLTHCARE FD CL A	142	3,828
	AMERICA EUROPACIFIC GROWTH-R6	AMERICA EUROPACIFIC GROWTH-R6	630,630	25,969,330
	AMERICAN CAPITAL WORLD BOND FD #31	AMERICAN CAPITAL WORLD BOND FD #31	750	15,895
	AMERICAN FDS-NEW WORLD FD-R6	AMERICAN FDS-NEW WORLD FD-R6	241,299	13,148,405
	ARBITRAGE FUND (THE)	ARBITRAGE FUND (THE)	532	6,674
	BLACKROCK MUNICIPAL INCOME-Q	BLACKROCK MUNICIPAL INCOME-Q	300	4,860
	CALAMOS CONV & HIGH INCOME FD SBI	CALAMOS CONV & HIGH INCOME FD SBI	3,000	36,450
*	CNI CHARTER CORP BOND SERV CL #255	CNI CHARTER CORP BOND SERV CL #255	14,828	160,437
*	CNI CHARTER GOVT BD FD SERV CL #256	CNI CHARTER GOVT BD FD SERV CL #256	10,792	115,476
*	CNI CHARTER GOVT BOND FD-INST # 243	CNI CHARTER GOVT BOND FD-INST # 243	3,542,627	37,941,530
*	CNI CHARTER H/Y BOND -INS 244	CNI CHARTER H/Y BOND -INS 244	2,780,904	24,249,486
*	CNI CHARTER HIGH YLD BD FD SERV #251	CNI CHARTER HIGH YLD BD FD SERV #251	7,464	65,011
*	CNI CHARTER LIMITED MAT-I FD#111	CNI CHARTER LIMITED MAT-I FD#111	10,808	121,590
*	CNI CHARTER MULTI-ASSET FD-INST #245	CNI CHARTER MULTI-ASSET FD-INST #245	654,082	6,841,694
	COLUMBIA ACORN FUND CLASS Y	COLUMBIA ACORN FUND CLASS Y	607,646	18,776,251
	COLUMBIA MID-CAP VALUE FUND-Y	COLUMBIA MID-CAP VALUE FUND-Y	132,296	1,957,975
	CURRENCYSHARES AUSTRALIAN	CURRENCYSHARES AUSTRALIAN	250	26,038
	DELAWARE SMALL CAP VALUE FUND-I	DELAWARE SMALL CAP VALUE FUND-I	463,727	19,666,643
	DIREXION SHS ETF TR	DIREXION SHS ETF TR	53	3,929
	DODGE & COX BALANCED FD #146	DODGE & COX BALANCED FD #146	1,100	85,840
	DODGE & COX INCOME FD # 147	DODGE & COX INCOME FD # 147	1,150	15,936
	DODGE & COX INTL STOCK FD 1048	DODGE & COX INTL STOCK FD 1048	436	15,096
	DODGE & COX STOCK FUND #145	DODGE & COX STOCK FUND #145	157	19,096
	DOUBLELINE TOTAL RET BD-N	DOUBLELINE TOTAL RET BD-N	1,354	15,341

CITY NATIONAL CORPORATION PROFIT SHARING PLAN
EIN: 95-2568550 PN: 001

ATTACHMENT TO 2012 FORM 5500

SCHEDULE H PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of Shares	(e) Current value
	DOUBLELINE TOTAL RETURN BOND FD-I	DOUBLELINE TOTAL RETURN BOND FD-I	12,137	137,514
	DREYFUS PREM EMERG MKTS FD CL A #327	DREYFUS PREM EMERG MKTS FD CL A #327	1,600	16,605
	EAGLE SMALL CAP GROWTH FUND-R5	EAGLE SMALL CAP GROWTH FUND-R5	554,990	24,347,418
	EATON VANCE FLOATING RATE CL I 924	EATON VANCE FLOATING RATE CL I 924	11,000	100,321
	EATON VANCE TAX-MANAGED GLOB SBI	EATON VANCE TAX-MANAGED GLOB SBI	2,000	17,620
	FAIRHOLME FUND #1950	FAIRHOLME FUND #1950	1,600	50,299
	FIDELITY CONTRAFUND #22	FIDELITY CONTRAFUND #22	243	18,825
	FIDELITY LEVERAGED CO STOCK FD	FIDELITY LEVERAGED CO STOCK FD	591	19,035
	FIDELITY NEW MARKETS INCOME FD#331	FIDELITY NEW MARKETS INCOME FD#331	879	15,642
	FIDELITY SELECT HLTH CARE PORT #63	FIDELITY SELECT HLTH CARE PORT #63	95	12,691
	FIDELITY SELECT UTILITIES GROWTH#65	FIDELITY SELECT UTILITIES GROWTH#65	235	13,337
	FIDELITY U S EQUITY INDEX PORT 650	FIDELITY U S EQUITY INDEX PORT 650	774	39,080
	FIRST EAGLE GLOBAL FD CL A # 801	FIRST EAGLE GLOBAL FD CL A # 801	524	25,469
	FPA NEW INCOME FUND# 78	FPA NEW INCOME FUND# 78	1,459	15,527
	FRANKLIN TEMPLETON GLOBAL BOND FD-AD	FRANKLIN TEMPLETON GLOBAL BOND FD-AD	1,065,513	14,213,937
	GLOBAL X FTSE COLUMBIA 20 ETF	GLOBAL X FTSE COLUMBIA 20 ETF	301	6,694
	GUGGENHEIM S & P 500 EQUAL WEIGHT	GUGGENHEIM S & P 500 EQUAL WEIGHT	1,250	66,650
	HARBOR BOND FUND- INSTL #14	HARBOR BOND FUND- INSTL #14	2,771	34,582
	HUSSMAN STRATEGIC GROWTH FD # 601	HUSSMAN STRATEGIC GROWTH FD # 601	702	7,519
	ING GLOBAL REAL ESTATE FUND-I	ING GLOBAL REAL ESTATE FUND-I	4,486	80,967
	IPATH DJ-UBS COPPER SUB INDX ETN	IPATH DJ-UBS COPPER SUB INDX ETN	250	11,498
	ISHARES CORE S & P SMALL-CAP ETF	ISHARES CORE S & P SMALL-CAP ETF	825	64,433
	ISHARES DJ SELECT DIVID INDEX FD SBI	ISHARES DJ SELECT DIVID INDEX FD SBI	610	34,935
	ISHARES GOLD TRUST	ISHARES GOLD TRUST	7,610	123,885
	ISHARES LEHMAN 20+ YR TREAS INDX SBI	ISHARES LEHMAN 20+ YR TREAS INDX SBI	50	6,059
	ISHARES MSCI BRIC INDEX FUND ETF	ISHARES MSCI BRIC INDEX FUND ETF	200	8,168
	ISHARES SILVER TR SBI	ISHARES SILVER TR SBI	501	14,714
	IVY HIGH INCOME FUND CLASS-I	IVY HIGH INCOME FUND CLASS-I	4,617	39,427
	JOHN HANCOCK FDS III-DISCPL V-R6	JOHN HANCOCK FDS III-DISCPL V-R6	1,837,379	25,778,429
	KAYNE ANDERSON ENERGY TOT RET FD SBI	KAYNE ANDERSON ENERGY TOT RET FD SBI	1,500	36,885
	KEELEY SMALL CAP VALUE FD-A	KEELEY SMALL CAP VALUE FD-A	497	14,218
	MATTHEWS PACIFIC TIGER FD # 802	MATTHEWS PACIFIC TIGER FD # 802	1,208	29,507
	MERIDIAN GROWTH FUND# 075	MERIDIAN GROWTH FUND# 075	612	24,356
	MERIDIAN VALUE FUND # 076	MERIDIAN VALUE FUND # 076	1,828	60,083
	MIDCAP SPDR TRUST SERIES 1 ETF	MIDCAP SPDR TRUST SERIES 1 ETF	350	64,999
	NUVEEN CREDIT STRATEGIES INCOME FD	NUVEEN CREDIT STRATEGIES INCOME FD	1,000	9,650
	NUVEEN PREFERRED INC OPPORTUNITIES	NUVEEN PREFERRED INC OPPORTUNITIES	4,000	38,840
	OAKMARK EQUITY & INCOME FD #810	OAKMARK EQUITY & INCOME FD #810	879	25,048
	OAKMARK GLOBAL FUND CL I #1674	OAKMARK GLOBAL FUND CL I #1674	1,156	27,153
	PIMCO 1-5 YEAR US TIPS INX FD ETF	PIMCO 1-5 YEAR US TIPS INX FD ETF	100	5,406
	PIMCO ALL ASSET ALL AUTH-D4319	PIMCO ALL ASSET ALL AUTH-D4319	5,113	56,445
	PIMCO ALL ASSET FD CL D	PIMCO ALL ASSET FD CL D	4,726	59,359
	PIMCO COMMOD REALRETURN STRATG-D 377	PIMCO COMMOD REALRETURN STRATG-D 377	2,875	18,806
	PIMCO CORPORATE & INC OPPORTUNITY FD	PIMCO CORPORATE & INC OPPORTUNITY FD	1,000	19,410
	PIMCO EMERGING MKTS BD INSTL-137	PIMCO EMERGING MKTS BD INSTL-137	5,720	71,496
	PIMCO INCOME OPPORTUNITY FUND	PIMCO INCOME OPPORTUNITY FUND	1,000	29,120
	PIMCO TOTAL RETURN FD INSTL-35	PIMCO TOTAL RETURN FD INSTL-35	2,804,730	31,525,166
	POWERSHARES DWA DEVELOPED MA ETF	POWERSHARES DWA DEVELOPED MA ETF	2,908	58,567
	POWERSHARES DWA TECH LEAD PT ETF	POWERSHARES DWA TECH LEAD PT ETF	2,533	70,721
	POWERSHARES QQQ TR 1	POWERSHARES QQQ TR 1	100	6,513
	PRINCIPAL PREFERRED SECURITIES INSTL	PRINCIPAL PREFERRED SECURITIES INSTL	14,843	155,551
	PROSHARES SHORT HIGH YIELD ETF	PROSHARES SHORT HIGH YIELD ETF	100	3,215
	PROSHARES TR ETF	PROSHARES TR ETF	1,000	24,118
	PROSHARES TR ULTRA INDUSTRIALS ETF	PROSHARES TR ULTRA INDUSTRIALS ETF	200	10,920
	PROSHARES ULTRAPRO QQQ ETF	PROSHARES ULTRAPRO QQQ ETF	82	4,245
	PROSHARES ULTRAPRO S&P 500 ETF	PROSHARES ULTRAPRO S&P 500 ETF	205	18,091
	PROSHARES ULTRASHORT REAL ESTATE ETF	PROSHARES ULTRASHORT REAL ESTATE ETF	353	8,564
	PROSHARES ULTRASHORT SILVER ETF	PROSHARES ULTRASHORT SILVER ETF	90	4,506
	PYXIS/IBOXX SENIOR LOAN ETF	PYXIS/IBOXX SENIOR LOAN ETF	1,496	30,114
	RANGER EQUITY BEAR ETF	RANGER EQUITY BEAR ETF	200	3,662
	RIDGEWORTH SEIX FLOATING FD CL I	RIDGEWORTH SEIX FLOATING FD CL I	2,784	25,000
*	ROCHDALE DVD & INC PORTFOLIO	ROCHDALE DVD & INC PORTFOLIO	172	4,991
*	ROCHDALE EMERGING MKTS PORTFOLIO	ROCHDALE EMERGING MKTS PORTFOLIO	472	15,246
	ROYCE MICRO-CAP FD -INV # 264	ROYCE MICRO-CAP FD -INV # 264	1,431	21,157
	ROYCE SPECIAL EQUITY FUND 327	ROYCE SPECIAL EQUITY FUND 327	450	9,505

CITY NATIONAL CORPORATION PROFIT SHARING PLAN
EIN: 95-2568550 PN: 001

ATTACHMENT TO 2012 FORM 5500

SCHEDULE H PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of Shares	(e) Current value
	SCOUT INTERNATIONAL FUND	SCOUT INTERNATIONAL FUND	348	11,619
	SPDR DOW JONES INDL AVRG ETF	SPDR DOW JONES INDL AVRG ETF	100	13,058
	SPDR GOLD TRUST ETF	SPDR GOLD TRUST ETF	160	25,923
	SPDR S&P 500 ETF TRUST	SPDR S&P 500 ETF TRUST	2,361	336,230
	SPDR S&P DIVIDEND ETF	SPDR S&P DIVIDEND ETF	1,840	107,014
	SPROTT PHYSICAL GOLD TRUST	SPROTT PHYSICAL GOLD TRUST	1,683	23,915
	T ROWE PRICE CAP APPRECIATION FD #72	T ROWE PRICE CAP APPRECIATION FD #72	1,471	32,722
	T ROWE PRICE HEALTH SCIENCES FD 114	T ROWE PRICE HEALTH SCIENCES FD 114	146	6,021
	TEMPLETON DRAGON FUND	TEMPLETON DRAGON FUND	350	9,954
	TEMPLETON RUS AND EAST EUR FUND	TEMPLETON RUS AND EAST EUR FUND	300	4,389
	TWEEDY BROWNE GLOBAL VALUE FD# 001	TWEEDY BROWNE GLOBAL VALUE FD# 001	785	18,241
	ULTRA OIL & GAS PROSHARES ETF	ULTRA OIL & GAS PROSHARES ETF	1	46
	ULTRA S&P 500 PROSHARES ETF	ULTRA S&P 500 PROSHARES ETF	30	1,811
	UTILITIES SELECT SECTOR SPDR FD SBI	UTILITIES SELECT SECTOR SPDR FD SBI	1	35
	VANGUARD DIVIDEND APPREC INDEX ETF	VANGUARD DIVIDEND APPREC INDEX ETF	945	56,294
	VANGUARD DIVIDEND GROWTH FD CL IV	VANGUARD DIVIDEND GROWTH FD CL IV	297	4,942
	VANGUARD EXTENDED MARKET ETF	VANGUARD EXTENDED MARKET ETF	950	57,475
	VANGUARD INTL MSCI EMERGING MKTS ETF	VANGUARD INTL MSCI EMERGING MKTS ETF	1,080	48,092
	VANGUARD GLOBAL EX-US REAL EST-ETF	VANGUARD GLOBAL EX-US REAL EST-ETF	660	36,320
	VANGUARD HIGH DVD YIELD ETF	VANGUARD HIGH DVD YIELD ETF	150	7,407
	VANGUARD INFLAT-PROTECTED SEC-IV#119	VANGUARD INFLAT-PROTECTED SEC-IV#119	208	3,022
	VANGUARD LARGE CAP INDEX-INST	VANGUARD LARGE CAP INDEX-INST	306,505	41,506,933
	VANGUARD MID CAP INDEX-SIGN #1344	VANGUARD MID CAP INDEX-SIGN #1344	119,410	3,842,621
	VANGUARD MSCI EAFE ETF	VANGUARD MSCI EAFE ETF	3,360	118,373
	VANGUARD REIT ETF	VANGUARD REIT ETF	520	34,216
	VANGUARD S/T BOND INDEX-SIG #1349	VANGUARD S/T BOND INDEX-SIG #1349	34,766	369,560
	VANGUARD SMALL CAP INDEX FD INST#857	VANGUARD SMALL CAP INDEX FD INST#857	181,667	7,041,399
	VANGUARD SMALL-CAP ETF	VANGUARD SMALL-CAP ETF	570	46,113
	VANGUARD TARGET RET 2035 FUND # 0305	VANGUARD TARGET RET 2035 FUND # 0305	49,144	692,443
	VANGUARD TARGET RETIRE 2060	VANGUARD TARGET RETIRE 2060	82	1,798
	VANGUARD TARGET RETIREMENT 2020 #682	VANGUARD TARGET RETIREMENT 2020 #682	18,183	433,292
	VANGUARD TARGET RETIREMENT 2025 FD	VANGUARD TARGET RETIREMENT 2025 FD	61,007	829,088
	VANGUARD TARGET RETIREMENT 2030 FUND	VANGUARD TARGET RETIREMENT 2030 FUND	65,378	1,528,538
	VANGUARD TARGET RETIREMENT 2045 FD	VANGUARD TARGET RETIREMENT 2045 FD	57,726	839,910
	VANGUARD TARGET RETIREMENT 2055	VANGUARD TARGET RETIREMENT 2055	5,954	147,653
	VANGUARD TG RETIREMENT 2010	VANGUARD TG RETIREMENT 2010	23,864	575,843
	VANGUARD TG RETIREMENT 2015	VANGUARD TG RETIREMENT 2015	25,696	343,811
	VANGUARD TG RETIREMENT 2040 FD	VANGUARD TG RETIREMENT 2040 FD	33,408	774,387
	VANGUARD TG RETIREMENT 2050 FD	VANGUARD TG RETIREMENT 2050 FD	24,193	558,624
	VANGUARD TGT RETIRE INCOME	VANGUARD TGT RETIRE INCOME	1,744	21,261
	VANGUARD TOTAL STOCK MARKET ETF	VANGUARD TOTAL STOCK MARKET ETF	255	18,686
	VNGRD SPCL GOLD & PREC METALS #53	VNGRD SPCL GOLD & PREC METALS #53	337	5,370
	WILLIAM BLAIR GROWTH FUND-I	WILLIAM BLAIR GROWTH FUND-I	1,713,819	21,559,837
	WISDOMTREE EMERGING MARKETS EQUITY	WISDOMTREE EMERGING MARKETS EQUITY	890	50,899
	YACKTMAN FOCUSED FUND	YACKTMAN FOCUSED FUND	1,099	22,546
		TOTAL MUTUAL FUNDS		**329,466,290**
	PARTNERSHIPS			
	AMERIGAS PARTNERS L P	AMERIGAS PARTNERS L P	100	3,874
	ATLAS ENERGY LP	ATLAS ENERGY LP	1	35
	BROOKFIELD INFRAST PARTNERS L P	BROOKFIELD INFRAST PARTNERS L P	100	3,525
	CALUMET SPECIALTY PRODS COM	CALUMET SPECIALTY PRODS COM	150	4,559
	CHENIERE ENERGY PARTNERS LP	CHENIERE ENERGY PARTNERS LP	2,000	42,520
	ENERGY TRANSFER PARTNERS L P INT	ENERGY TRANSFER PARTNERS L P INT	75	3,220
	ENTERPRISE PRODS PARTNERS L P	ENTERPRISE PRODS PARTNERS L P	100	5,008
	INERGY L P INT	INERGY L P INT	226	4,111
	LINN ENERGY LLC LP	LINN ENERGY LLC LP	555	19,558
	OCH ZIFF CAP MGMT GROUP CL A LP	OCH ZIFF CAP MGMT GROUP CL A LP	500	4,750
	PLAINS ALL AMERN PIPELINE L P INT	PLAINS ALL AMERN PIPELINE L P INT	120	5,429
	SUBURBAN PROPANE PARTNERS L P INT	SUBURBAN PROPANE PARTNERS L P INT	474	18,420
	TC PIPELINES LP	TC PIPELINES LP	177	7,144
	VANGUARD NAT RES LLC LP	VANGUARD NAT RES LLC LP	1,000	26,000
		TOTAL PARTNERSHIPS		**148,151**

CITY NATIONAL CORPORATION PROFIT SHARING PLAN
EIN: 95-2568550 PN: 001

ATTACHMENT TO 2012 FORM 5500

SCHEDULE H PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of Shares	(e) Current value
	OTHER ASSETS			
	CALIFORNIA ST V/R 0.160% 7/01/23	CALIFORNIA ST V/R 0.160% 7/01/23	100,000	100,000
	CALL ON AAPL 1/19/13 @ 620.00	CALL ON AAPL 1/19/13 @ 620.00	(100)	(81)
	CALL ON AA @ 10.00 1/18/14	CALL ON AA @ 10.00 1/18/14	13,500	8,100
	CALL ON AA @ 12.00 1/18/14	CALL ON AA @ 12.00 1/18/14	13,000	3,120
	CALL ON C @ 2.00 1/19/13	CALL ON C @ 2.00 1/19/13	2,000	3,780
	CALL ON VXX @ 5.00 2/16/13	CALL ON VXX @ 5.00 2/16/13	500	1,350
	PUT ON AMZN @ 215.00 1/19/13	PUT ON AMZN @ 215.00 1/19/13	500	265
	PUT ON URBN @ 20.00 1/19/13	PUT ON URBN @ 20.00 1/19/13	5,000	250
	PUT ON URBN @ 27.00 1/18/14	PUT ON URBN @ 27.00 1/18/14	500	725
		TOTAL OTHER ASSETS		**117,509**
	PARTICIPANT LOANS			
*	CNC PARTICIPANT LOAN	984 PARTICIPANT LOANS, SECURED BY VESTED INTEREST 4.25% TO 10.00% AND MATURITIES THROUGH DECEMBER 2027		11,669,319
				452,654,574

* Denotes Party-In-Interest asset

See accompanying report of independent registered public accounting firm.